EXHIBIT 20

  [GRAPHIC OMITTED]

Fortune Brands, Inc., 300 Tower Parkway, Lincolnshire, IL  60069
                                                                    NEWS RELEASE
                                                                    NEWS RELEASE
                                                                    NEWS RELEASE
Contact:
Media Relations:                    Investor Relations:
Clarkson Hine                       Anthony J. Diaz
(847) 484-4415                      (847) 484-4410


               FORTUNE BRANDS REPORTS RECORD FIRST QUARTER RESULTS

           Diluted EPS Up 31%, Before Charges; Solid Top-Line Growth,
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            Strength of Home, Spirits and Golf Brands Drive Results;
            --------------------------------------------------------
     Company Reaffirms Full-Year Outlook for Solid Double-Digit EPS Growth
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Lincolnshire, IL, April 20, 2000 - Fortune Brands, Inc. (NYSE: FO,
www.fortunebrands.com), the consumer products company, today announced record first quarter 2000 earnings propelled by solid top-line growth and strong operating company contribution from the home, golf and spirits and wine businesses. Diluted EPS before charges reached 42 cents, up 31% from 32 cents a year ago. Excluding a five cent per share benefit from lower goodwill amortization, diluted EPS before charges grew 16%.

"Our brand leadership, new product innovation and major business improvements are a powerful combination that delivered a very strong quarter for Fortune Brands," said Chairman and Chief Executive Officer Norm Wesley. "We're building momentum by investing in market-leading brands like Moen, Titleist and Jim Beam. And we're supplementing solid top-line growth with major cost reductions and aggressive business improvements that have bottom-line impact and enhance returns. Corporate office expenses were sharply lower, and our major supply chain restructuring is boosting margins, asset returns and competitiveness."

"These strong first quarter results put Fortune Brands on track to deliver solid double-digit EPS growth for the full year," Wesley added.

First quarter financial highlights include:

o Record sales +6% to $1.36 billion (+7% adjusting for sales through the new Maxxium international spirits and wine joint venture, which are now net of distribution expense and excise tax)

o    Record operating company contribution +7% to $183 million

o Diluted EPS +31% to 42 cents (+16% excluding a five cent per share benefit from lower goodwill amortization)

o    Diluted cash earnings were even higher at 53 cents per share

                                     (more)
                             www.fortunebrands.com
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The company also announced that it accelerated share repurchases in the first quarter. As of April 14th, the company had repurchased 5 million shares in 2000. Over the past 16 months, Fortune Brands has bought back 16 million shares, reducing shares outstanding by nearly 10%. The company's Executive Committee has authorized the repurchase of up to 5 million additional shares.

In the first quarter, the company recorded restructuring and non-recurring charges of $7 million. The charges related primarily to the relocation of the corporate office, supply chain restructuring at Master Lock, and European facilities consolidation in the golf and office products businesses. Including the charges, reported net earnings were $64.3 million, or 39 cents per share.

Operational highlights include:

o Robust demand from home centers helped drive record sales and contribution for home products. Moen faucets (#1 in North America) and the Aristokraft, Schrock and NHB cabinet brands (combined #2) continued to gain market share. Innovative new products, productivity improvements, strong Waterloo tool storage sales and the benefits of Master Lock's supply chain restructuring contributed to the record home products performance. Strength in the growing remodeling market positions the home products business for continued strong growth.

o The spirits and wine business achieved record contribution and continued to capitalize on a strategic mix shift towards premium brands. Strong brand investment helped drive performance in the U.S. for Jim Beam, the world's #1 bourbon, and DeKuyper, the leading domestic line of cordials. Depletions
     - sales from distributors to retailers - climbed 3% for Jim Beam and 6% for DeKuyper. For Knob Creek small batch bourbon, high-margin super-premium spirits and Geyser Peak wines, depletions increased more than 20%. Adjusting for the impact of sales through the new Maxxium international joint venture, which are net of distribution expense and excise taxes, total spirits and wine sales increased 2%.

o The golf brands drove increased sales and record contribution, even with intensified competition. Titleist, the #1 ball in golf, scored solid sales gains and maintained its leading market share. Advanced technology products, including the new Titleist HP series and Titleist Tour Prestige golf balls, helped propel the volume growth. On the worldwide professional tours this year, Titleist golf balls have recorded 48 victories, 12 times the nearest competitor. Strong sales of FootJoy golf shoes, improved profitability of Cobra golf clubs and dramatic progress in asset management boosted performance.

o With increased sales and flat contribution, the office products business stabilized after disappointing 1999 results. Solid sell-through at office superstores, strong sales for newly acquired Boone presentation products and improved customer service levels contributed to the results. The company expects office products to further rebound during the year.

                                      * * *

Fortune Brands, Inc. is a consumer products company with annual sales exceeding $5.5 billion. Its operating companies have premier brands and leading market positions in home products, office products, golf equipment and spirits and wine. Home brands include Moen faucets, Master locks and Aristokraft and Schrock cabinets sold by units of MasterBrand Industries. Office brands include Day-Timer, Swingline, Kensington and Wilson Jones sold by units of ACCO World Corporation. Acushnet Company's golf brands include Titleist, Cobra and FootJoy. Major spirits and wine brands sold by units of Jim Beam Brands Worldwide, Inc. include Jim Beam and Knob Creek bourbons, DeKuyper cordials, Whyte & Mackay Scotch and Geyser Peak and Canyon Road wines. Fortune Brands, headquartered in Lincolnshire, Illinois, is traded on the New York Stock Exchange under the ticker symbol FO and is included in the S&P 500 Index.

To receive company news releases by e-mail, please visit www.fortunebrands.com.
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                                      * * *

This press release contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Readers are cautioned that these forward-looking statements speak only as of the date hereof. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, changes in interest rates, competitive product and pricing pressures, trade consolidations, the impact of excise tax increases with respect to distilled spirits, regulatory developments, the uncertainties of litigation, changes in golf equipment regulatory standards, the impact of weather, particularly on the home products and golf brand groups, expenses and disruptions related to shifts in manufacturing to different locations and sources, delays in the integration of recent acquisitions and joint ventures, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

                                      # # #

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                              FORTUNE BRANDS, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                     (In millions, except per share amounts)
                                   (Unaudited)

                                          Three Months Ended March 31,
                                          2000       1999      % Change

Net Sales                              $ 1,363.8  $ 1,292.3       5.5

    Cost of goods sold                     725.5      677.7       7.1

    Excise taxes on spirits and wine        80.3       96.7     (17.0)

    Advertising, selling, general
         and administrative expenses       389.0      364.3       6.8

    Amortization of intangibles             19.9       27.3     (27.1)

    Restructuring and other
          nonrecurring charges               7.0          -         -

    Interest and related expenses           31.9       25.3      26.1

    Other (income) expense, net              0.8        0.9     (11.1)

Income Before Taxes                        109.4      100.1       9.3

    Income taxes                            45.1       44.0       2.5

Net Income                             $    64.3  $    56.1      14.6


Earnings Per Common Share

    Basic

    Income from operations             $    0.43  $    0.33      30.3

    Restructuring and other
         nonrecurring charges              (0.03)         -         -

        Net income                     $    0.40  $    0.33      21.2

    Diluted

    Income from operations             $    0.42  $    0.32      31.3

    Restructuring and other
         nonrecurring charges              (0.03)        -         -

        Net income                     $    0.39  $    0.32      21.9

Avg. Common Shares Outstanding
    Basic                                  161.1      169.9      (5.2)
    Diluted                                163.5      173.2      (5.6)

Actual Common Shares Outstanding
    Basic                                  158.7      167.5      (5.3)
    Diluted                                161.0      171.8      (6.3)

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                              FORTUNE BRANDS, INC.
                     (In millions, except per share amounts)
                                   (Unaudited)



 SEGMENT DATA

                               Three Months Ended
                                   March 31,
                              2000      1999    % Change

 Net Sales
     Home Products           $503.8    $441.2     14.2
     Office Products          326.3     315.2      3.5
     Golf Products            261.1     250.1      4.4
     Spirits and Wine**       272.6     285.8   (4.6)/ 2.5**
           Total**         $1,363.8  $1,292.3    5.5 / 7.1**


 Operating Company Contribution*


     Home Products           $ 74.8    $ 68.7      8.9
     Office Products           15.5      15.5        -
     Golf Products             38.2      36.5      4.7
     Spirits and Wine          54.0      50.1      7.8
             Total           $182.5    $170.8      6.9

 * Operating company contribution (OCC) is net sales less all costs and expenses other than restructuring and other nonrecurring charges, amortization of intangibles, corporate administrative expense, interest and related expenses, other (income) expense, net and income taxes.

** With the transfer of certain distribution to the new Maxxium joint venture, product is now sold to the venture net of distribution costs and excise taxes. On a comparable basis to prior periods, net sales would be $20.3 million higher in the quarter. The adjusted sales percentage improvement for Spirits and Wine would be an increase to 2.5% in the quarter. For the consolidated Company, comparable net sales would have increased to 7.1%.


INCOME FROM OPERATIONS BEFORE NET CHARGES

The following sets forth income from operations before net charges, which represents income before the $7.0 million ($4.5 million after tax) restructuring and other nonrecurring charges taken in the three-month period ended March 31, 2000.

                                              Three Months Ended March 31,
                                               2000     1999       % Change
Income from Operations Before Net Charges      $68.8    $56.1         22.6
Earnings Per Common Share
         Basic                                 $0.43    $0.33         30.3
         Diluted                                0.42     0.32         31.3


RESTRUCTURING AND OTHER NONRECURRING CHARGES

In connection with the Company's previously announced restructuring program, during the three months ended March 31, 2000, the Company recorded pre-tax restructuring and nonrecurring charges of $7.0 million. The charges by segment, as shown below, principally relate to the downsizing and relocation of the Corporate office, product discontinuations and manufacturing consolidation in the golf segment, rationalization of operations in the home segment and other workforce reduction initiatives across these segments.


                               Three Months Ended
                                 March 31, 2000
                     (In millions, except per share amounts)

                                           Nonrecurring
                                  Cost of Sales
                  Restructuring      Charges     SG&A Charges   Total

Home Products       $   -              $1.3            $0.2       1.5
Office Products        1.3              0.5              -        1.8
Golf Products          1.2              0.1             0.1       1.4
Spirits and Wine        -                -               -          -
Corporate Office        -                -              2.3       2.3
      Total           $2.5             $1.9            $2.6      $7.0


Income Tax Benefit                                                2.5
Net Charge                                                       $4.5
Charge Per Common Share
    Basic                                                        $0.03
    Diluted                                                      $0.03

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                              FORTUNE BRANDS, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (In millions)

                                            March 31,   December 31,
                                               2000         1999
                                           (Unaudited)
Assets

   Current assets
      Cash and cash equivalents                  $95.1          $71.9
      Accounts receivable, net                   922.8          956.5
      Inventories                              1,099.1        1,061.4
      Other current assets                       237.3          223.0
                                             ---------      ---------
         Total current assets                  2,354.3        2,312.8

   Property, plant and equipment, net          1,169.4        1,176.5
   Intangibles resulting from
     business acquisitions, net                2,565.0        2,592.1
   Other assets                                  344.4          335.7
                                             ---------      ---------
         Total assets                         $6,433.1       $6,417.1
                                             =========      =========
Liabilities and Stockholders' Equity

   Current liabilities
      Short-term debt                           $907.2         $637.3
      Current portion of long-term debt            2.3            2.7
      Other current liabilities                1,249.1        1,362.9
                                             ---------      ---------
         Total current liabilities             2,158.6        2,002.9

   Long-term debt                              1,163.6        1,204.8
   Other long-term liabilities                   472.2          471.2
                                             ---------      ---------
         Total liabilities                     3,794.4        3,678.9

   Stockholders' equity                        2,638.7        2,738.2
                                             ---------      ---------
         Total liabilities and
           stockholders' equity               $6,433.1       $6,417.1
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